Exhibit 99.1

KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$11,605	$13,011	$5,047
Short-term investments	23,921	36,693	23,259
Trade receivables	12,042	8,863	23,071
Other accounts receivables	5,922	2,954	2,881
Inventories	31,605	27,435	26,336

	85,095	88,956	80,594

Property, plant and equipment, net	21,465	21,523	21,309
Other long-term assets	81	110	89

	21,546	21,633	21,398

	106,641	110,589	101,992

Current Liabilities
Current maturities of convertible debentures , bank loans and capital lease	191	7,411	37
Trade payables	18,298	13,376	16,917
Other accounts payables	4,350	3,493	4,064
Deferred revenues	4,525	2,799	1,921

	27,364	27,079	22,939

Non-Current Liabilities
Long term loans and capital lease	716	-	151
Employee benefit liabilities, net	652	739	787
Deferred revenues	7,038	6,958	5,608

	8,406	7,697	6,546
Equity
Share capital	9,320	9,227	9,320
Share premium	162,531	158,893	162,238
Conversion option in convertible debentures	-	1,147	-
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	210	(265)	(1)
Capital reserve from available for sale financial assets	144	128	73
Capital reserve from share-based payments	9,245	9,009	9,157
Capital reserve from employee benefits	(59)	(81)	(59)
Accumulated deficit	(107,030)	(98,755)	(104,731)
	70,871	75,813	72,507

	$106,641	$110,589	$101,992

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD
Consolidated Statements of Comprehensive Income

	As of March 31,		Year ended December 31
	2016	2015	2015
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$11,120	$3,173	$42,952
Revenues from distribution	3,677	5,757	26,954

Total revenues	14,797	8,930	69,906

Cost of revenues from proprietary products	6,931	3,295	30,468
Cost of revenues from distribution	3,089	5,243	23,640

Total cost of revenues	10,020	8,538	54,108

Gross profit	4,777	392	15,798

Research and development expenses	4,107	3,643	16,530
Selling and marketing expenses	835	799	3,652
General and administrative expenses	1,813	1,700	7,040
Operating loss	(1,978)	(5,750)	(11,424)

Financial income	165	186	463
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	(149)	513	625
Financial expense	(37)	(243)	(934)
Loss before taxes on income	(1,999)	(5,294)	(11,270)
Taxes on income	300	-	-

Loss	(2,299)	(5,294)	(11,270)

Other Comprehensive loss:
Items that may be reclassified to profit or loss in subsequent periods:
Gain on available for sale financial assets	71	118	63
Profit (loss) on cash flow hedges	245	(221)	71
Net amounts transferred to the statement of profit or loss for cash flow hedges	(34)	72	44
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain from defined benefit plans	-	-	22
Total comprehensive loss	$(2,017)	$(5,325)	$(11,070)

Loss per share attributable to equity holders of the Company:

Basic loss per share	$(0.06)	$(0.15)	$(0.31)

Diluted loss per share	$(0.06)	$(0.15)	$(0.31)

The accompanying Notes are an integral part of the Consolidated Financial Statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2016 (audited)	$9,320	$162,238	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507
Loss	-	-	-	-	-	-	-	(2,299)	(2,299)
Other comprehensive income	-	-	71	-	211	-	-	-	282
Total comprehensive income (loss)	-	-	71		211			(2,299)	(2,017)
Forfeiture of options	-	293				(293)			-
Cost of share-based payment	-	-	-	-	-	381	-	-	381
Balance as of March 31, 2016	$9,320	$162,531	$144	$(3,490)	$210	$9,245	$(59)	$(107,030)	70,871

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2015 (audited)	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Loss	-	-	-	-	-	-	-	-	(5,294)	(5,294)
Other comprehensive income (loss)	-	-	-	118	-	(149)	-	-	-	(31)
Total comprehensive income (loss)	-	-	-	118		(149)			(5,294)	(5,325)
Exercise of options into shares	19	476	-	-	-	-	(279)	-	-	216
Cost of share-based payment	-	-	-	-	-	-	505	-	-	505
Balance as of March 31, 2015	$9,227	$158,893	$1,147	$128	$(3,490)	$(265)	$9,009	$(81)	$(98,755)	75,813

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Conversion option in convertible debentures	Available for sale reserve	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2014	$9,208	$158,417	$1,147	$10	$(3,490)	$(116)	$8,783	$(81)	$(93,461)	$80,417
Net loss	-	-	-	-	-	-	-	-	(11,270)	(11,270)
Other comprehensive income	-	-	-	63	-	115	-	22	-	200
Total comprehensive income (loss)	-	-	-	63	-	115	-	22	(11,270)	(11,070)
Exercise of options into shares	112	2,674	-	-	-	-	(1,533)	-	-	1,253
Expiration of conversion option on convertible debentures	-	1,147	(1,147)	-	-	-	-	-	-	-
Cost of share-based payment	-	-	-	-	-	-	1,907	-	-	1,907
Balance as of December 31, 2015	$9,320	$162,238	$-	$73	$(3,490)	$(1)	$9,157	$(59)	$(104,731)	$72,507

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March, 31		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands

Cash Flows from Operating Activities

Loss	$(2,299)	$(5,294)	$(11,270)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	831	771	3,227
Finance expenses (income), net	21	(447)	(154)
Cost of share-based payment	381	505	1,907
Taxes on income	300	-	-
Loss from sale of property and equipment	10	-	-
Change in employee benefit liabilities, net	(135)	17	87

	1,408	846	5,067
Changes in asset and liability items:

Decrease (increase) in trade receivables	14,259	8,418	(5,604)
Decrease (increase) in other accounts receivables	(758)	*(613)	118
Increase in inventories	(5,269)	(2,012)	(913)
Increase (decrease) in deferred expenses	(470)	71	(565)
Increase (decrease) in trade payables	1,070	(2,572)	887
Increase (decrease) in other accounts payables	287	(659)	94
Decrease in deferred revenues	(966)	(177)	(2,405)

	8,153	2,456	(8,388)

Cash paid and received during the period for:
Interest paid	(2)	(121)	(484)
Interest received	286	350	1,143
Taxes paid	(3)	(29)	(47)

	281	200	612

Net cash provided by (used in) operating activities	$7,543	$(1,792)	$(13,979)

*Reclassification
The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months period Ended March, 31		Year Ended December 31,
	2016	2015	2015
	Unaudited		Audited
	In thousands

Cash Flows from Investing Activities
Proceeds from sale of (investment in) short term investments, net	$(616)	$425	$13,971
Purchase of property and equipment	(926)	(509)	(2,718)
Proceeds from sale of property and equipment	21	-	-

Net cash provided by (used in) investing activities	(1,521)	(84)	11,253

Cash Flows from Financing Activities
Exercise of warrants and options into shares	-	*216	1,254
Receipt of long-term loans	630	-	197
Repayment of long-term loans	(11)	-	(9)
Repayment of convertible debentures	-	-	(7,797)

Net cash provided by (used in) financing activities
	619	216	(6,355)

Exchange differences on balances of cash and cash equivalent	(83)	*125	(418)

Increase (decrease) in cash and cash equivalents	6,558	(1,535)	(9,499)

Cash and cash equivalents at the beginning of the year	5,047	14,546	14,546

Cash and cash equivalents at the end of the period	$11,605	$13,011	$5,047

Significant non-cash transactions

Purchase of property and equipment through capital lease	$84	$-	$-

*Reclassification

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of March 31, 2016 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2015 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.
Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period ended March 31,2016

Revenues	$11,120	$3,677	$14,797

Gross profit	$4,189	$588	4,777

Unallocated corporate expenses			(6,755)
Finance expenses, net			(21)

Loss before taxes on income			$(1,999)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period Ended March 31, 2015

Revenues	$3,173	$5,757	$8,930

Gross profit (loss)	$(122)	$514	392

Unallocated corporate expenses			(6,142)
Finance expenses, net			456

Loss before taxes on income			$(5,294)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited

Year Ended December 31, 2015

Revenues	$42,952	$26,954	$69,906

Gross profit	$12,484	$3,314	$15,798

Unallocated corporate expenses			(27,222)
Finance expenses, net			154

Loss before taxes on income			$(11,270)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy Financial assets (liabilities) measured at fair value

	Level 1	Level 2
	In thousands
March 31, 2016
Marketable securities at fair value through profit or loss:
Equity shares	$73	$-
Mutual funds	380	-
Debt securities (corporate and government)	964	-
	1,417
Derivatives instruments		146
Available for sale debt securities (corporate and government)	$-	$22,504

	$1,417	$22,650
March 31, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$583	-
Mutual funds	1,314	-
Exchange traded notes	35
Debt securities (corporate and government)	$6,685	$-
	8,617	-

Derivatives instruments	$-	$(183)
Available for sale debt securities (corporate and government)	$-	$28,076

	$8,617	$27,893
December 31, 2015
Marketable securities at fair value through profit or loss:
Equity shares	$67	$-
Mutual funds	365	-
Debt securities (corporate and government)	993	-
	1,425	-

Derivatives instruments	-	34
Available for sale debt securities (corporate and government)	-	21,834

	$1,425	$21,868

b.
During the three months ended on March 31, 2016 there were no transfers due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5:-	Significant event during the period

a.	Commencing January 1, 2016, the Israeli regular tax rate was reduced from 26.5% to 25%.

b.
The Company recorded deferred revenue as a result of achieving certain regulatory and sales milestones under the strategic agreements with Chiesi Farmaceutici S.p.A. and Baxalta Incorporated. This deferred revenue will be recognized during the term of the strategic agreements. After the reporting date the Company received the payments for those milestones.

Note 6:-	Subsequent Events

1.
On May 8, 2016 the Company's Board of Directors approved the grant, for no consideration, of 263,900 options to employees exercisable into ordinary shares. The fair value of the options was estimated at $507 thousands.